AMERICAN FIDELITY ASSURANCE COMPANY

2000 N. Classen Boulevard                          Oklahoma City, Oklahoma 73106

                       INDIVIDUAL RETIREMENT ANNUITY RIDER

This rider is attached to and made a part of the annuity Policy (the "Policy") issued by American Fidelity Assurance Company to qualify the Policy as an Individual Retirement Annuity under Section 408(b) of the Internal Revenue Code (the "Code"), as the same may be amended or supplemented from time to time. All references to Code Sections are to those Sections as they may be amended and/or renumbered from time to time. If any provisions of the Policy conflict with this rider, the provisions of this rider will apply.

ARTICLE I - OWNERSHIP

The individual who participates in this individual retirement annuity (the "Owner") is the Owner of the Policy. The Policy is established for the exclusive benefit of the Owner and his or her Beneficiary. The Owner may exercise all rights under the Policy during his or her lifetime. The Owner's interest in the Policy is nonforfeitable and nontransferable. The Policy may not be sold, assigned, discounted or pledged as collateral or as security for the performance of an obligation or for any other purpose. Separate records will be maintained for the interest of each individual.

ARTICLE II - DEPOSIT LIMITS

American Fidelity Assurance Company may accept deposits on behalf of the Owner for a tax year of the Owner. Deposits shall be in cash and shall not be fixed, and the total deposit shall be limited to a maximum of $2,000 for any tax year unless the deposit is a rollover contribution described in Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code or an employer contribution to a simplified employee pension plan as described in Section 408(k) of the Code.

Any refund of premiums (other than those attributable to excess deposits) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

ARTICLE III - NO LIFE INSURANCE OR COLLECTIBLES

No part of the Policy may be invested in life insurance nor may any part of the Policy be invested in collectibles (within the meaning of Section 408(m) of the Code).

ARTICLE IV - DISTRIBUTION LIMITS

1. The distribution of an individual's interest shall be made in accordance with the minimum distribution requirements of Section 408(b)(3) of the Code and the regulations thereunder, including the incidental death benefit provisions of Section 1.401 (a)(9)-2 of the proposed regulations, all of which are herein incorporated by reference. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies shall be recalculated each year. Such election shall be irrevocable by the Owner and shall apply to all subsequent years.

2. The Owner's entire interest in the Policy must be distributed or begin to be distributed, by the Owner's required beginning date, which is the April 1 following the calendar year in which the Owner reaches age 70 1/2. For each succeeding year, a distribution must be made on or before December 31. By the required beginning date the Owner may elect to have the balance in the Policy distributed in a manner acceptable to American Fidelity Assurance Company.

3. Payments must be made in periodic payments at intervals of no longer than one year. If the Owner elects distributions in the form of annuity payments, the payments must be either nonincreasing or they may increase only as provided in Q & A. F-3 of Section 1.401 (a)(9)- 1 of the Proposed Income Tax Regulations.

4. If the Owner does not elect a method of payout by the April 1 following the calendar year in which he or she reaches age 70 1/2, American Fidelity Assurance Company shall have complete and sole discretion to make payments pursuant to one of the forms described in paragraph 2 above or in the manner described in the contract to which this rider is attached.

5. If the Owner rolls over or transfers individual retirement annuity or account (IRA) funds or qualified retirement plan funds into the Policy, within the meaning of Code Section 402(c), after April 1 of the year following the year he or she attained age 70 1/2, the choice of the method of payout will be made according to whether the Owner had elected to recalculate or to not recalculate the minimum distributions from the distributing or transferring plan, as follows:

          a. If the Owner elected to not recalculate the minimum distributions from the distributing or transferring plan, the payout option applicable for this Policy must be made over a period certain not exceeding the remaining applicable life expectancy. The remaining applicable life expectancy is the applicable life expectancy used to determine the minimum distribution from the distributing or transferring plan for the year in which the transaction occurs (the distribution which may not be rolled over or transferred into this receiving plan), minus 1.0. Payout may not be made for the life of the Owner or for the lives of the Owner and the Beneficiary.

          b. If the Owner elected to recalculate the minimum distributions, payout from this Policy may be made (1) for the life of the Owner, (2) for the lives of the Owner and the Beneficiary, (3) for the life of the Owner or for the lives of the Owner and the Beneficiary with a period certain not longer than the remaining applicable life expectancy, or (4) a period certain not longer than the remaining applicable life expectancy. The remaining applicable life expectancy is the applicable life expectancy used to determine the current year minimum distribution from the distributing or transferring plan for the year in which the transaction occurs (the distribution which may not be rolled over or transferred into this receiving plan), minus 1.0.

6. If the Owner receives payout according to a period certain, the period certain may not be lengthened after the date payout begins, even if the original period established is shorter than the maximum permitted.

7 If the payout option is a life annuity or a life annuity with a period certain not exceeding 20 years, the following rule will apply. The first payout made on or before the April 1 following the year the Owner attained age 70 1/2 must be in the amount required for one payout interval. The second payout need not be made until the end of the next payout interval, even if that payout interval ends in the next calendar year.

     If the payout schedule is a period certain annuity without a life contingency or a life annuity with a period certain exceeding 20 years, period payout for each distribution calendar year (i.e., a year for which a minimum distribution is required) will be combined and treated as an annual amount. The amount which is required to be distributed on or before April 1 following the year the Owner attains age 70 1/2 is the annual amount for the Owner's first distribution calendar year. The annual amount for other distribution calendar years, including the annual amount for the calendar year in which the Owner's required beginning date occurs, must be distributed on or before December 31 of the calendar year for which the distribution is required.

8. If the Owner dies before his or her entire interest is distributed, the entire remaining interest will be distributed as follows:

          a.   If the Owner  dies on or after  distributions  have  begun  under
               Article IV, Section 2, the entire remaining interest must be distributed at least as rapidly as provided under the section.

          b. If the Owner dies before distributions have begun under Article IV, Section 2, the entire remaining interest must be distributed as elected by the Owner or, if the Owner has not so elected, as elected by the Beneficiary or Beneficiaries, as follows:

               1) by December 31st of the year containing the fifth anniversary of the Owner's death; or

               2) in equal or substantially equal payments over the life or life expectancy of the designated Beneficiary or Beneficiaries starting by December 31st of the year following the year of the Owner's death. If, however, the Beneficiary is the Owner's surviving spouse, then this distribution is not required to begin before December 31st of the year in which the Owner would have turned 70 1/2.

          c. If the Beneficiary is the Owner surviving spouse, the spouse may treat the Owner's IRA as his or her own IRA. This will be deemed to have occurred if such surviving spouse makes a regular contribution to the IRA, or fails to elect any of the above provisions. In addition, the Beneficiary may roll over or transfer the Owner's interest to the Beneficiary's own IRA if the Beneficiary is the Owner's surviving spouse.

9. Unless otherwise elected by the Owner prior to the commencement of distributions under Article IV, Section 2, or, if applicable, by the surviving spouse where the Owner dies before distributions have commenced, life expectancies of an Owner or spouse Beneficiary shall be recalculated annually for purposes of distributions under this Article. An election not to recalculate shall be irrevocable and shall apply to all subsequent years. The life expectancy of a nonspouse Beneficiary shall not be recalculated.

10. An individual may satisfy the minimum distributions requirements under Sections 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRA's. For this purpose, the Owner of two or more IRAS may use the "alternative method" described in
     Notice 88-38, 1988-1 C.B 524, to satisfy the minimum distribution requirements described above.

ARTICLE V - REPORTING

Unless the Owner dies, is Disabled (as defined in Code Section 72(m)), or reaches age 59 1/2 before any amount is paid out from the Policy, American Fidelity Assurance Company must receive from the Owner a statement explaining how he or she intends to dispose of the amount paid out.

The Owner agrees to provide American Fidelity Assurance Company with information necessary for American Fidelity Assurance Company to prepare any report required under Section 408(i) of the Code and Regulations Sections 1.408-5 and 1.408-6.

American Fidelity Assurance Company agrees to submit reports to the Internal Revenue Service.

ARTICLE VI - AMENDMENTS

Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without the consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies American Fidelity Assurance Company that he or she does not consent within 30 days from the date American Fidelity Assurance company mails the amendment to the Owner.

ARTICLE VII - RESPONSIBILITY OF THE PARTIES

American Fidelity Assurance Company shall not be responsible for any penalties, taxes, judgments or expenses incurred by the Owner in connection with this IRA and shall have no duty to determine whether any contributions to or distributions from this IRA comply with the Code, regulations or rulings.

This rider is subject to all of the provisions of the Policy as long as this rider does not amend them. This rider will terminate on the same date as the policy to which it is attached.




                           /s/  STEPHEN P. GARRETT

                                    Secretary